

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 9, 2008

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re: Energroup Holdings Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2008**
> **File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your responses to the comments in our letter dated May 13, 2008 and have the following additional comments.

<u>General</u>

1. Please note that your most recent Form 10-K amended as appropriate to conform to our comments that are applicable to the financial statements therein must be filed and cleared before your registration statement may become effective.

<u>Comparison of Years Ended December 31, 2006 and December 31, 2005, page 69</u>
<u>Sales, page 69</u>

2. Refer to our prior comment number 11. As clarification, the comment refers to the factors indicated therein that sum to the amount of $24.9 million.

<u>Contractual Obligations and Off-Balance Sheet Arrangements, page 66</u>

3. We note from your response your inclusion in the table of the amount relating to future hog purchases. Please disclose below the table the nature of this purchase obligation, and either disclose here the basis for how the amounts presented were determined or add a cross reference to note 14 of the interim financial statements included in the filing for the details.

Consolidated Statements of Cash Flows, page F-33

4. Please reconcile the discrepancy in net cash provided by operating activities for 2007 on page F-34 of $22,973,657 to the amount reported on page F-33 of 1,968,564. It appears that the difference is due to the noncash transaction represented by the $21,005,094 in the table on page F-34.

Note 1: The Company and Principal Business Activities, page F-40
(O) Recognition of Revenue

5. Please add disclosure in the notes to your financial statements consistent with your response that clearly describes your "franchise" arrangements, including the associated deposit terms. In connection with these arrangements, revise the description and expand your accounting policy disclosure in regard to "Customer Deposits" to include the deposits associated with such arrangements. If it is true that fees associated with these arrangements are not material, please represent this in your disclosure. Also, if such arrangements are truly not "franchises," consider use of a term other than "franchise" in describing the relationship that exists.

Note 6: Related Party Receivable, pages F- 18 and 46

6. It is difficult for us to understand how you can accurately determine and report amounts associated with related party transactions and their impact on your financial statements without the ability to provide representative summary information of the associated amounts by major transaction type conducted with such parties. However, if such information is truly not available, and given the apparent significance of your transactions with related parties, please (i) disclose whether or not you believe that transactions with related parties are material to your operations and results, (ii) acknowledge in your disclosure your responsibility to disclose related party information in compliance with paragraph 2.c of SFAS 57 to the extent that such transactions are material to your operations and results, (iii) disclose the reason for your inability to provide summary information by major transaction type conducted with related parties, (iv) explain to us and disclose the veracity of amounts due between you and your related parties and their impact on your financial statements and why you believe them to be reasonable given the limitations of your financial systems, (v) disclose some sense of magnitude to investors of the impact that transactions with related parties have on the amounts presented in your financial statements (for example (but not necessarily all inclusive), x% of sales, x% of cost of sales, x% of general and administrative expenses, x% of inventory costs), beyond that ascertainable from the due to/from balances disclosed, even if such is based on your best estimate of the impacts, and (vi) disclose the efforts you will undertake to capture such information so that it may be reported in future filings.

7. Please consider the impact of the limitations of your financial systems in reporting material related party financial information in accordance with applicable generally accepted accounting principles in regard to the effectiveness of your disclosure controls and procedures as disclosed in Item 9A of your most recent Form 10-K.

Note 15: Operating Segments, page F-52

8. Please specifically state the measure of profit or loss for your segments that is evaluated by the chief operating decision maker.

Note 18: Financing Transaction, page F-55

9. We note your response and revision in response to prior comment 28. Please revise the note to your financial statements, and in other relevant sections of the document, to include the estimated amount of the expense that could be recorded and explain how this amount is calculated, (i.e. based on the current fair value of the shares).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Via Facsimile (310) 208-1154
        Edgar D. Park, Esq.